PINE VALLEY APPOINTS EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

VANCOUVER, BRITISH COLUMBIA, February 6, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTCBB: PVMCF) (the “Company”) is pleased to announce that, effective February 27, 2006, Mr. Robert W. (Bob) Bell will join the Company as Executive Vice President and Chief Operating Officer, reporting to Mr. Graham Mackenzie, President and Chief Executive Officer. Mr. Bell joins the Company from Luscar Ltd. (the largest producer of low-sulphur thermal coal in Canada, operating 10 surface mines), where he served as Vice President, Marketing. Mr. Bell has held a variety of engineering, operations, finance and marketing positions over his 25 years of involvement in the mining industry.

“We are delighted that Bob has joined our Company. He brings a wealth of knowledge in the metallurgical coal market and has worked with the same customers that Pine Valley is promoting its coal to today” said Mr. Mackenzie, who added “he also brings valuable experience at the corporate level that will help us to meet our goals beyond marketing as the Company strives to build shareholder value.”

Mr. Bell graduated from McGill University with a mining engineering degree and earned a Masters of Business Administration from Queen's University.  He entered the coal industry in 1988 and served two years as Chairman of the Coal Association of Canada in addition to his corporate responsibilities.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION

“Graham Mackenzie”

Graham Mackenzie

President and Chief Executive Officer

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Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development
and Commercial Operations

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com